UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

California Micro Devices Corporation

(Name of Subject Company)

California Micro Devices Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130439 10 2

(CUSIP Number of Class of Securities)

Robert V. Dickinson

President and Chief Executive Officer

California Micro Devices Corporation

490 N. McCarthy Boulevard, #100

Milpitas, CA 95035

(408) 263-3214

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Stephen M. Wurzburg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009 (as previously filed with the SEC, the “Schedule 14D-9”) by California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), relating to the offer (the “Offer”) by Pac-10 Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON Semiconductor”), as set forth in a Tender Offer Statement filed by ON Semiconductor and Purchaser on Schedule TO, dated December 28, 2009 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of California Micro Devices, at a purchase price of $4.70 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2009, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Section (viii) of Item 8 of the Schedule 14D-9 (“Legal Proceedings Regarding the Offer”) is hereby amended and supplemented by inserting the following two paragraphs prior to the last sentence thereof:

“On December 29, 2009, the plaintiff in the Varrenti lawsuit (originally filed in the County Court of Santa Clara County, California against the Company and its directors, and ON Semiconductor and Purchaser) filed an amended complaint. The amended complaint (i) adds allegations that the Schedule 14D-9 contained inadequate disclosure and was materially misleading, (ii) alleges that the Company’s directors have a self-interest in the transaction and (iii) alleges that the purchase price of $4.70 per share is inadequate. Mr. John Sprague and Mr. David Sear, two former members of the California Micro Devices Board, were also removed as named defendants in the amended complaint.

On January 4, 2010, a purported class action lawsuit was filed in the Court of Chancery in the State of Delaware against the Company and its directors, and ON Semiconductor and Purchaser. The lawsuit, captioned Sanjay Israni, et al. v. California Micro Devices, et al. (No. 5181), alleges, among other things, that (i) the Company’s directors breached their fiduciary duties by failing to maximize the value of the Company to its public stockholders, and taking steps to avoid competitive bidding and to cap the price of the Shares by the Company’s agreement to certain terms, including a “no shop” provision, the “Top-Up Option” and a termination fee; (ii) the premium that the Company’s stockholders will receive for their Shares is inadequate; (iii) the Schedule 14D-9 fails to disclose material information needed by the Company’s stockholder to make a fully-informed decision; and (iv) ON Semiconductor will benefit unfairly from the proposed transaction. Based on these allegations, the lawsuit seeks, among other relief, injunctive relief enjoining the defendants from consummating the Offer and the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALIFORNIA MICRO DEVICES CORPORATION

Date: January 6, 2010	/s/ ROBERT V. DICKINSON
Robert V. Dickinson
President and Chief Executive Officer

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